MDS Diagnostic Services Completes Sale of Interest
in Calgary Laboratory Services Partnership

Toronto, Canada, April 4, 2006 - MDS Diagnostic Services, a leading provider of laboratory testing and management services in Canada and a subsidiary of MDS Inc. (TSX: MDS; NYSE: MDZ), announced the sale of its interest in the Calgary Laboratory Services partnership to the Calgary Health Region, effective April 3, 2006.

Under the terms of the agreement, the Calgary Health Region purchased MDS's 25% interest in Calgary Laboratory Services for $21.4 million. The business, which was moved into discontinued operations during the fourth quarter of 2005, generated approximately $70 million in revenues and $1.5 million in net income in 2005. MDS Inc. will record this sale in the second quarter ending April 30, 2006.

MDS Diagnostic Services, a business unit of MDS Inc., is a leading provider of laboratory testing and management services. MDS Inc. is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 8,800 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For more information:
Investor Contact: Sharon Mathers Vice-President, Investor Relations 416-675-6777 ext. 2695 smathers@mdsintl.com	Media Contact: Norm Berberich Senior Manager, Communications (416) 675-6777 ext. 2800 nberberich@mdsintl.com